UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COOK, JOHN M.
   2300 WINDY RIDGE PARKWAY
   SUITE 100, NORTH
   ATLANTA, GEORGIA  30339-8426
   USA
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1999
5. If Amendment, Date of Original (Month/Year)
   February 9, 1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |1/22/9|G   |V|1,761             |D  |N/A        |1,845,352 (1)      |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/27/9|S   | |100,000           |D  |32.30      |1,132,684          |I     |AS GENERAL PARTNER         |
                           |9     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |      |    | |                  |   |           |4,488 (1)          |I     |AS TRUSTEE                 |
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COMMON STOCK               |1/27/9|S   | |200,000           |D  |32.30      |0                  |I     |AS TRUSTEE                 |
                           |9     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |      |    | |                  |   |           |819,393 (1)        |I     |BY TRUST                   |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |      |    | |                  |   |           |819,393 (1)        |I     |BY TRUST                   |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK               |      |    | |                  |   |           |97,361 (1)         |I     |BY SPOUSE                  |
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COMMON STOCK               |      |    | |                  |   |           |150,000 (1)        |I     |BY TRUST                   |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (Right to Purch|37.44   |1/19/|A   |V|120,000    |A  |(3)  |1/19/|Common Stock|120,000|N/A    |120,000     |D  |            |
ase)(2)               |        |99   |    | |           |   |     |09   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Since the reporting person's last report, 29,494 shares previously held through a trust have been distributed and are now directly held, 29,494 shares previously held through a trust have been distributed and are now held by the reporting person's spouse, 150,000 shares held directly by the reporting person were gifted to his spouse who transferred them to a trust, and the reporting person transferred 587 shares to a trust.
(2) Option was issued on January 19, 1999, effective as of 12/31/98, pursuant to performance critria that were not subject to calculation until January 1999. This amendment is filed to report the grant of this option, which was not included in the original Form
4.
(3) Option vests in five equal installments of 24,000 shares each, with 20% exercisable on 12/31/98, 40% on
12/31/99, 60% on 12/31/00, 80% on 12/31/01, and 100% on
12/31/02.
SIGNATURE OF REPORTING PERSON
JOHN M. COOK
DATE
April 30, 1999